November 8, 2021

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer Angelini
Asia Timmons-Pierce
Charles Eastman
Jean Yu

Re:	Rivian Automotive, Inc.
Registration Statement on Form S-1 (File No. 333-259992)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there has been distributed or will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the security as many copies of the Company’s preliminary prospectus dated November 5, 2021 as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned Representatives, have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern Time, on November 9, 2021, or at such later time as the registrant’s counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

Morgan Stanley & Co. LLC Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

As Representative of the Several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Rizvan Dhalla
Name:	Rizvan Dhalla
Title:	Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ David Ludwig
Name:	David Ludwig
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Manoj Vemula
Name:	Manoj Vemula
Title:	Executive Director

[Signature Page to Acceleration Request]